Juanita,

Please note that we have completed a SBSE-A/A submission with the following changes on behalf of Morgan Stanley Europe SE.

- Addition of: Sophia Herrmannn (Principal)

Furthermore, as required, we have submitted all other relevant documentation
- Opinion Counsel – no change
- Foreign Financial Authority – no change
- 7R – updates made to include the new Principal

Please let me know if you have any queries.

Kind regards,
Samiul

Samiul Hoque
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2456
Samiul.Hoque@morganstanley.com
www.morganstanley.com